UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

NortonLifeLock Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

668771108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,104,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,104,454
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,104,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

2

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,869,507
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,869,507
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,869,507*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

* Includes 7,733,667 Shares underlying certain call options exercisable within 60 days hereof.

3

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,824,750
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,824,750
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,824,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,045,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,045,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,045,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,045,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,008,537
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,008,537
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,008,537
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,008,537
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,054,492
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,054,492
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,054,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS TANGO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,386
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,386
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,386*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

10

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,386
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,386
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,386*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

11

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT VI LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,049
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,049
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT VI GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,049
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,049
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,132,435
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,132,435
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,132,435*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

14

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,132,435
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,132,435
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,132,435*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

15

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		714,747
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

714,747
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,104,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,104,454
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,104,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

17

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,104,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,104,454
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,104,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

18

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,104,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,104,454
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,104,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

19

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,104,454
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,104,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,104,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

20

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,008
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,104,454
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,008
	10	SHARED DISPOSITIVE POWER

21,104,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,144,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

21

CUSIP No. 668771108

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Leaders Tango LLC, a Delaware limited liability company (“Starboard Tango LLC”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Tango LLC;
(x)	Starboard Leaders Select VI LP, a Delaware limited partnership (“Starboard Select VI LP”), with respect to the Shares directly and beneficially owned by it;
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CUSIP No. 668771108

(xi)	Starboard Leaders Select VI GP LLC (“Starboard Select VI GP”), as the general partner of Starboard Select VI LP;
(xii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP;
(xiii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xiv)	Starboard Value X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(xv)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, Starboard Leaders Fund, Starboard X Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xvi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xvii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xviii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xix)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xx)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, and who was appointed to the Board of Directors of the Issuer pursuant to the Agreement (as defined and described in Amendment No. 1 to the Schedule 13D).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

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CUSIP No. 668771108

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Tango LLC, Starboard Leaders Fund, Starboard Select VI LP, Starboard Select VI GP, Starboard A LP, Starboard A GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, Starboard Leaders Fund, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard Select VI GP serves as the general partner of Starboard Select VI LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

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CUSIP No. 668771108

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 3,135,840 Shares beneficially owned by Starboard V&O Fund is approximately $47,012,176, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 7,733,667 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 of Amendment No. 5 to the Schedule 13D, is approximately $13,301,907, excluding brokerage commissions. The aggregate purchase price of the 1,824,750 Shares beneficially owned by Starboard S LLC is approximately $37,371,127, excluding brokerage commissions. The aggregate purchase price of the 1,045,955 Shares beneficially owned by Starboard C LP is approximately $21,421,637, excluding brokerage commissions. The aggregate purchase price of the 1,008,537 Shares beneficially owned by Starboard L Master is approximately $19,304,533, excluding brokerage commissions. The aggregate purchase price of the 302,572 Shares beneficially owned by Starboard Tango LLC is approximately $4,535,554, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 607,814 Shares beneficially owned by Starboard Tango LLC, as further described in Item 6 of Amendment No. 5 to the Schedule 13D, is approximately $1,045,440, excluding brokerage commissions. The aggregate purchase price of the 1,222,049 Shares beneficially owned by Starboard Select VI LP is approximately $24,722,477, excluding brokerage commissions. The aggregate purchase price of the 714,747 Shares beneficially owned by Starboard X Master is approximately $14,173,433, excluding brokerage commissions. The aggregate purchase price of the 3,234,337 Shares held in the Starboard Value LP Account is approximately $69,915,361, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contract providing for the purchase of 274,186 Shares by Starboard Value LP through one of the Starboard Value LP Accounts is approximately $5,738,713, excluding brokerage commissions. The 40,008 Shares beneficially owned by Mr. Feld represent shares that were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to the terms of that certain investment management agreement (the “IMA”) between Starboard Value LP and one of the Starboard Value LP Accounts, the IMA terminated pursuant to its terms, effective August 1, 2020. Accordingly, Starboard Value LP no longer retains voting or dispositive power with respect to the Shares held in such Starboard Value LP Account and such Starboard Value LP Account is no longer a member of the Section 13(d) group.

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CUSIP No. 668771108

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 590,945,042 Shares outstanding, as of July 13, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on July 22, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on August 4, 2020, Starboard V&O Fund beneficially owned 10,869,507 Shares, including 7,733,667 Shares underlying certain call options.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 10,869,507
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,869,507
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on August 4, 2020, Starboard S LLC beneficially owned 1,824,750 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,824,750
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,824,750
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
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CUSIP No. 668771108

C.	Starboard C LP
(a)	As of the close of business on August 4, 2020, Starboard C LP beneficially owned 1,045,955 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,045,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,045,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,045,955 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,045,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,045,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
E.	Starboard L Master
(a)	As of the close of business on August 4, 2020, Starboard L Master beneficially owned 1,008,537 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,008,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,008,537
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
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CUSIP No. 668771108

F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,008,537 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,008,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,008,537
4. Shared power to dispose or direct the disposition: 0

(b)	Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 1,045,955 Shares owned by Starboard C LP and (ii) 1,008,537 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,054,492
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,054,492
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
H.	Starboard Tango LLC
(a)	As of the close of business on August 4, 2020, Starboard Tango LLC beneficially owned 910,386 Shares, including 607,814 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 910,386
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,386
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Tango LLC has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
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CUSIP No. 668771108

I.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Tango LLC, may be deemed the beneficial owner of the 910,386 Shares owned by Starboard Tango LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 910,386
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,386
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
J.	Starboard Select VI LP
(a)	As of the close of business on August 4, 2020, Starboard Select VI LP beneficially owned 1,222,049 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,222,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,049
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select VI LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
K.	Starboard Select VI GP
(a)	Starboard Select VI GP, as the general partner of Starboard Select VI LP, may be deemed the beneficial owner of the 1,222,049 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,222,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,049
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select VI GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
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CUSIP No. 668771108

L.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP, may be deemed the beneficial owner of the (i) 910,386 Shares owned by Starboard Tango LLC and (ii) 1,222,049 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,132,435
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,132,435
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
M.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 910,386 Shares owned by Starboard Tango LLC and (ii) 1,222,049 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,132,435
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,132,435
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
N.	Starboard X Master
(a)	As of the close of business on August 4, 2020, Starboard X Master beneficially owned 714,747 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 714,747
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 714,747
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 668771108

O.	Starboard Value LP
(a)	As of the close of business on August 4, 2020, 3,508,523 Shares were held in the Starboard Value LP Account, including 274,186 Shares underlying a certain forward purchase contract. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 10,869,507 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, (vii) 714,747 Shares owned by Starboard X Master, and (viii) 3,508,523 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 21,104,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,104,454
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
P.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 10,869,507 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, (vii) 714,747 Shares owned by Starboard X Master, and (viii) 3,508,523 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 21,104,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,104,454
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 668771108

Q.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 10,869,507 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, (vii) 714,747 Shares owned by Starboard X Master, and (viii) 3,508,523 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 21,104,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,104,454
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
R.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 10,869,507 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, (vii) 714,747 Shares owned by Starboard X Master, and (viii) 3,508,523 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 21,104,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,104,454
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 668771108

S.	Mr. Smith
(a)	Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 10,869,507 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, (vii) 714,747 Shares owned by Starboard X Master, and (viii) 3,508,523 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,104,454
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,104,454

(c)	Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
T.	Mr. Feld
(a)	As of the close of business on August 4, 2020, Mr. Feld beneficially owned 40,008 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 10,869,507 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, (vii) 714,747 Shares owned by Starboard X Master, and (viii) 3,508,523 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 40,008
2. Shared power to vote or direct vote: 21,104,454
3. Sole power to dispose or direct the disposition: 40,008
4. Shared power to dispose or direct the disposition: 21,104,454

(c)	Mr. Feld has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

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CUSIP No. 668771108

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of August 1, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 4, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Tango LLC, Starboard Leaders Fund LP, Starboard Leaders Select VI LP, Starboard Leaders Select VI GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated August 4, 2020.

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CUSIP No. 668771108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS TANGO LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

Starboard Leaders Select VI LP

By: Starboard Leaders Select VI GP LLC,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

Starboard Leaders Select VI GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

35

CUSIP No. 668771108

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

and Starboard Value X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 668771108

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Acquisition of Put Option	952,936[1]	--	07/01/2020
Disposition of Common Stock	(714,747)[2]	--	07/01/2020

STARBOARD VALUE X MASTER FUND LTD

Disposition of Put Option	(952,936)[1]	--	07/01/2020
Acquisition of Common Stock	714,747[2]	--	07/01/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Disposition of Common Stock	(11,596,147)[3]	--	08/01/2020

1 Represents an internal transfer of Shares from Starboard Value and Opportunity Master Fund Ltd.

2 Represents an internal transfer of Shares to Starboard Value X Master Fund Ltd.

3 Represents the relinquishment of control over the Shares held in one of the Starboard Value LP Accounts in connection with the termination of that certain IMA between Starboard Value LP and such Starboard Value LP Account. Note that Starboard Value LP no longer retains voting or dispositive power with respect to such Shares.